

2017 3ʳᵈ Quarter Investor Deck

October 30, 2017



Forward-Looking Statements; Non-GAAP Financial Measures

The following information is current as of September 30, 2017 (unless otherwise noted) and should be read in connection with Navient Corporation's (Navient) Annual Report on Form 10-K for the year ended December 31, 2016 (the "2016 Form 10-K"), filed by Navient with the Securities and Exchange Commission (the "SEC") on February 24, 2017 and subsequent reports filed by Navient with the SEC. Definitions for capitalized terms in this presentation not defined herein can be found in our 2016 Form 10-K. This presentation contains "forward-looking" statements and other information that is based on management's current expectations as of the date of this presentation. Statements that are not historical facts, including statements about our beliefs, opinions, or expectations and statements that assume or are dependent upon future events, are forward-looking statements and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," or "target." Forward-looking statements are subject to risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those reflected in such forward-looking statements.

For us, these factors include, among others, the risks and uncertainties associated with:
• increases in financing costs;
• the availability of financing or limits on liquidity resulting from disruptions in the capital markets or other factors;
• unanticipated increases in costs associated with compliance with federal, state or local laws and regulations;
• changes in the marketplaces in which we compete (including changes in demand or changes resulting from new laws and regulations);
• changes in accounting standards including but not limited to changes pertaining to loan loss reserves and estimates or other accounting standards that may impact our operations;
• adverse outcomes in any significant litigation to which we are a party;
• credit risk associated with our exposure to third parties, including counterparties to hedging or other derivative transactions; and
• changes in the terms of education loans and the educational credit marketplace (including changes resulting from new laws and the implementation of existing laws).
We could also be affected by, among other things:
• unanticipated deferrals in our FFELP securitization trusts that would delay repayment of the bonds beyond their legal final maturity date;
• reductions to our credit ratings, the credit ratings of asset-backed securitizations we sponsor or the credit ratings of the United States of America;
• failure of our operating systems or infrastructure, or those of third-party vendors;
• risks related to cybersecurity including the potential disruption of our systems or potential disclosure of confidential customer information;
• damage to our reputation resulting from cyber-breaches, litigation, the politicization of student loan servicing or other actions or factors;
• failure to successfully implement cost-cutting initiatives and adverse effects of such initiatives on our business;
• failure to adequately integrate acquisitions or realize anticipated benefits from acquisitions including delays or errors in converting portfolio acquisitions to our servicing platform;
• changes in law and regulations including but not limited to changes with respect to the student lending or servicing business and financial institutions generally, securitizations or derivatives;
• increased competition from banks and other consumer lenders;
• the creditworthiness of our customers;
• changes in the general interest rate environment, including the relationship between the relevant money-market index rate and the rate at which our assets are priced;
• our ability to successfully effectuate any acquisitions and other strategic initiatives;
• changes in the demand for asset management and business processing services;
• changes in general economic conditions; and
• the other factors that are described in the "Risk Factors" section of the 2016 Form 10-K and in our subsequent reports filed with the SEC.

The preparation of our consolidated financial statements also requires management to make certain estimates and assumptions including estimates and assumptions about future events. These estimates or assumptions may prove to be incorrect and actual results could differ materially. All forward-looking statements contained in this presentation are qualified by these cautionary statements and are made only as of the date of this presentation. We do not undertake any obligation to update or revise these forward-looking statements except as required by law.

Navient reports financial results on a GAAP basis and also provides certain non-GAAP "core earnings" performance measures. When compared to GAAP results, "core earnings" exclude the impact of: (1) unrealized, mark-to-market gains/losses on derivatives; and (2) goodwill and acquired intangible asset amortization and impairment. Navient provides core earnings measures because this is what management uses when making management decisions regarding Navient's performance and the allocation of corporate resources. Navient core earnings are not defined terms within GAAP and may not be comparable to similarly titled measures reported by other companies. For additional information, see "Core Earnings — Definition and Limitations" in Navient's fourth quarter earnings release for a further discussion and a complete reconciliation between GAAP net income and core earnings.



- Navient provides asset management and business processing solutions to education, healthcare, and government clients at the federal, state, and local levels. We help our clients and millions of Americans achieve financial success through our services and support.

  - $107 billion education loan portfolio, of which 78% is insured or guaranteed

  - Servicing more than $300 billion in student loans, the company supports the educational and economic achievements of approximately 12 million Americans

  - Asset recovery and business processing platforms provide services for over 1,000 public and private sector clients

Operating Results
"Core Earnings" Basis

(In millions, except per share amounts)	Q3 17	Q2 17	Q3 16
Adjusted Core EPS before regulatory-related costs	**$0.56**	**$0.44**	**$0.51**
Regulatory-related costs	($0.01)	($0.01)	($0.01)
Reported Core EPS	**$0.55**	**$0.43**	**$0.50**
Recognition of previously deferred revenue included in Core EPS	$0.11	-	-
Prepayment speed adjustment included in Core EPS	($0.07)	-	-
Average common stock equivalent	274	285	316
Ending total education loans, net	$107,340	$110,363	$114,059
Average total education loans	$109,367	$108,435	$116,450

Opportunities for Growth in 2017 and Beyond

Legacy Education Loans

- Loan servicing
- Portfolio acquisitions
- Default prevention & portfolio management

Business Processing Solutions

- Healthcare
- State and Municipal
- Federal

Asset Generation

- Refinancing Education Loans
- Non-compete for new Private Education Loan originations ends December 31, 2018

High Quality, Well Seasoned Education Loan Portfolio

FFELP Portfolio	Private Education Loan Portfolio

Total Education Loan Portfolio $107 Billion

- Largest holder of FFELP loans with nearly $84 billion outstanding

- Portfolio is government guaranteed at 97-100%

- Late stage delinquency rates declined 13% from the prior year

- Predicted to generate nearly $13 billion of cash flow over the next 20 years



78% FFELP
22% Private

- Largest holder of Private Education loans with $23 billion outstanding

- Average recent FICO score of 722

- 95% of loans in repayment status having made more than 12 payments

- Charge-offs declined $16 million to $96 million, compared to the third quarter 2016

- Predicted to generate nearly $16 billion of cash flow over the next 20 years

FFELP Loans Segment
"Core Earnings" Basis

($ In millions)	Q3 17	Q2 17	Q3 16
Net income	$46	$57	$69
Average FFELP Loans	$85,019	$85,321	$91,502
Net interest margin [1]	0.71%	0.80%	0.87%
Provision for loan losses	$10	$10	$13
Charge-offs	$10	$13	$13
Annualized charge-off rate	0.05%	0.08%	0.07%
Total delinquency rate	12.2%	12.8%	11.3%
Greater than 90-day delinquency rate	5.9%	6.0%	6.8%
Forbearance rate	15.2%	12.3%	12.7%

[1] In the third quarter of 2017, there was a net $28 million decrease in net interest margin due to a cumulative adjustment related to an increase in prepayment speed assumptions used to amortize loan premiums and discounts.

FFELP Loans Segment
Credit Quality "Core Earnings" Basis

	September 30, 2017		September 30, 2016	
	Balance	%	Balance	%
Loans in-school/grace/deferment [1]	$5,199		$6,482	
Loans in forbearance [2]	11,866		10,516	
Loans in repayment and percentage of each status				
Loans current	58,172	87.8%	64,023	88.7%
Loans delinquent 31-60 days [3]	2,565	3.9%	2,459	3.4%
Loans delinquent 61-90 days [3]	1,566	2.4%	817	1.1%
Loans delinquent greater than 90 days [3]	3,917	5.9%	4,904	6.8%
Total FFELP Loans in repayment	66,220	100%	72,203	100%
Total FFELP Loans, gross	$83,285		$89,201	
Percentage of FFELP Loans in repayment		79.5%		80.9%
Delinquencies as a percentage of FFELP Loans in repayment		12.2%		11.3%
Loans in forbearance as a percentage of loans in repayment and forbearance		15.2%		12.7%

[1] Loans for customers who may still be attending school or engaging in other permitted educational activities and are not yet required to make payments on the loans, e.g., residency periods for medical students or a grace period for bar exam preparation, as well as loans for customers who have requested and qualify for other permitted program deferments such as military, unemployment, or economic hardships.
[2] Loans for customers who have used their allowable deferment time or do not qualify for deferment, that need additional time to obtain employment or who have temporarily ceased making full payments due to hardship or other factors such as disaster relief
[3] The period of delinquency is based on the number of days scheduled payments are contractually past due.

Private Education Loans Segment
"Core Earnings" Basis

($ In millions)	Q3 17	Q2 17	Q3 16
Net income	$60	$39	$60
Average Private Education Loans	$24,348	$23,114	$24,948
Net interest margin [1]	3.57%	3.28%	3.48%
Provision for loan losses	$95	$95	$92
Charge-offs	$96	$122	$112
Annualized charge-off rate	1.6%	2.3%	1.9%
Total delinquency rate	5.7%	6.0%	6.9%
Greater than 90-day delinquency rate	2.6%	2.8%	3.2%
Forbearance rate	5.4%	3.6%	4.0%

[1] The Private Education Loan portfolio had a $6 million acceleration of discount (revenue) which increased the Private Education Loan net interest margin by 9 basis points in the third quarter of 2017.

Private Education Loans Segment
Credit Quality "Core Earnings" Basis

($'s in millions)

	Private Education Loan Portfolio			
	September 30, 2017		September 30, 2016	
	Balance	%	Balance	%
Loans in-school/grace/deferment [1]	$1,174		$1,539	
Loans in forbearance [2]	1,272		941	
Loans in repayment and percentage of each status				
Loans current	21,154	94.3%	21,010	93.1%
Loans delinquent 31-60 days [3]	430	1.9%	507	2.3%
Loans delinquent 61-90 days [3]	277	1.2%	314	1.4%
Loans delinquent greater than 90 days [3]	587	2.6%	725	3.2%
Total Private Education Loans in repayment	22,448	100%	22,556	100%
Total Private Education Loans, gross	$24,894		$25,036	
Percentage of Private Education Loans in repayment		90.2%		90.1%
Delinquencies as a percentage of Private Education Loans in repayment		5.7%		6.9%
Loans in forbearance as a percentage of loans in repayment and forbearance		5.4%		4.0%

[1] Deferment includes customers who have returned to school or are engaged in other permitted educational activities and are not yet required to make payments on their loans, e.g., residency periods for medical students or a grace period for bar exam preparation.
[2] Loans for customers who have requested extension of grace period generally during employment transition or who have temporarily ceased making full payments due to hardship or other factors such as disaster relief, consistent with established loan program servicing policies and procedures
[3] The period of delinquency is based on the number of days scheduled payments are contractually past due.

Private Education Loans Segment Default Performance

Private Education Loan Historical Defaults by Payments Made



Percent of Total Defaults
100%
50%
0%
55% 55% 68% 77% 82% 86% 89% 91% 93% 94% 95% 95% 96% 98% 99% 100%
13% 9% 6% 4% 3% 2% 1% 1% 1% 1% 1% 1% 1% 1%
12 24 36 48 60 72 84 96 108 120 132 144 156 168 180
Payments Made
Defaults Per Payments Made
Cumulative Defaults

Private Education Loans Outstanding by Payments Made



$'s in billions
$20 $18 $16 $14 $12 $10 $8 $6 $4 $2 $0
$2.3 $1.5 $1.2
$1.9 $1.3 $1.3
$2.3 $1.4 $1.1
$3.5 $2.2 $1.5
$4.0 $3.2 $2.4
$14.4 $15.3 $17.4
Not Yet in Repayment
0 - 12 Payments
13 - 24 Payments
25 - 36 Payments
37 - 48 Payments
More than 48 Payments
As of 9/30/15
As of 9/30/16
As of 9/30/17

- Average number of payments made on loans in the Private Education Loan Portfolio is 68.
- The probability of default substantially diminishes as the number of payments made increases.
- As of September 30, 2017, 70% of the portfolio has made more than 48 payments compared with 50% two years ago.

As of September 30, 2017

Private Education Loan Seasoning – "Core Earnings" Basis

September 30, 2017
Traditional Portfolio ($ in Millions)

Loan Status	Monthly Scheduled Payments Received											
	0-12 payments		13-24 payments		25-36 payments		37-48 payments		More than 48 payments		Total	
Not Yet in Repayment											$1,065	
Loans in Forbearance	$227	18.4%	$112	11.7%	$122	9.0%	$134	6.3%	$522	3.3%	$1,117	5.1%
Loans in Repayment- Current	$881	71.4%	$742	77.3%	$1,117	81.6%	$1,853	86.2%	$14,965	93.2%	$19,558	89.9%
Loans in Repayment- Delinq 31-60 days	$30	2.4%	$28	2.9%	$37	2.7%	$51	2.4%	$222	1.4%	$368	1.7%
Loans in Repayment- Delinq 61-90 days	$26	2.1%	$24	2.5%	$26	1.9%	$35	1.6%	$123	0.8%	$234	1.1%
Loans in Repayment- Delinq 90 + days	$71	5.8%	$54	5.6%	$66	4.8%	$75	3.5%	$220	1.4%	$486	2.2%
Total Loans in Repayment or Forbearance	$ 1,235	100%	$ 960	100%	$ 1,368	100%	$ 2,148	100%	$ 16,052	100%	$ 21,763	100%
Charge-offs as a % of loans in repayment	5.8%		4.2%		3.2%		2.0%		0.7%		1.4%	

Non Traditional Portfolio ($ in Millions)

Loan Status	Monthly Scheduled Payments Received											
	0-12 payments		13-24 payments		25-36 payments		37-48 payments		More than 48 payments		Total	
Not Yet in Repayment											$109	
Loans in Forbearance	$38	35.6%	$17	15.6%	$19	11.2%	$19	8.0%	$62	4.7%	$155	7.9%
Loans in Repayment- Current	$44	41.2%	$73	65.7%	$124	71.6%	$188	78.3%	$1,167	88.1%	$1,596	81.6%
Loans in Repayment- Delinq 31-60 days	$6	5.3%	$6	5.3%	$7	4.2%	$9	3.9%	$34	2.6%	$62	3.2%
Loans in Repayment- Delinq 61-90 days	$6	5.5%	$4	3.6%	$6	3.5%	$7	3.1%	$20	1.5%	$43	2.2%
Loans in Repayment- Delinq 90 + days	$14	13.3%	$12	10.7%	$17	10.1%	$17	7.2%	$41	3.1%	$101	5.2%
Total Loans in Repayment or Forbearance	$ 108	100%	$ 112	100%	$ 173	100%	$ 240	100%	$ 1,324	100%	$ 1,957	100%
Charge-offs as a % of loans in repayment	21.8%		11.3%		7.4%		5.3%		1.9%		4.2%	

Total ($ in Millions)

Loan Status	Monthly Scheduled Payments Received											
	0-12 payments		13-24 payments		25-36 payments		37-48 payments		More than 48 payments		Total	
Not Yet in Repayment											$1,174	
Loans in Forbearance	$265	19.7%	$129	12.0%	$141	9.1%	$153	6.4%	$584	3.4%	$1,272	5.4%
Loans in Repayment- Current	$925	68.9%	$815	76.1%	$1,241	80.5%	$2,041	85.5%	$16,132	92.8%	$21,154	89.2%
Loans in Repayment- Delinq 31-60 days	$36	2.7%	$34	3.2%	$44	2.9%	$60	2.5%	$256	1.5%	$430	1.8%
Loans in Repayment- Delinq 61-90 days	$32	2.4%	$28	2.6%	$32	2.1%	$42	1.7%	$143	0.8%	$277	1.2%
Loans in Repayment- Delinq 90 + days	$85	6.3%	$66	6.2%	$83	5.4%	$92	3.9%	$261	1.5%	$587	2.5%
Total Loans in Repayment or Forbearance	$ 1,343	100%	$ 1,072	100%	$ 1,541	100%	$ 2,388	100%	$ 17,376	100%	$ 23,720	100%
Charge-offs as a % of loans in repayment	6.9%		5.0%		3.7%		2.3%		0.8%		1.6%	

Private Education Loans Segment Credit Detail

Delinquency & Forbearance Usage

TDR Loans ($ in millions)	3Q 17	2Q 17	3Q 16
Total delinquencies	$1,010	$1,145	$1,259
Total delinquency rate as a % of loans in repayment	11.0%	12.0%	13.2%
Greater than 90-day delinquencies	$480	$567	$611
Greater than 90-day delinquency rate as a % of loans in repayment	5.2%	6.0%	6.4%
Forbearance [1]	$931	$624	$669
Forbearance rate	9.2%	6.2%	6.5%

Non-TDR Loans ($ in millions)	3Q 17	2Q 17	3Q 16
Total delinquencies	$284	$281	$287
Total delinquency rate as a % of loans in repayment	2.1%	2.0%	2.2%
Greater than 90-day delinquencies	$107	$91	$114
Greater than 90-day delinquency rate as a % of loans in repayment	0.8%	0.6%	0.9%
Forbearance	$341	$246	$272
Forbearance rate	2.5%	1.7%	2.1%

Allowance for Loan Loss [2]

	September 30, 2017		
($ in millions)	Allowance	Ending Balance	Allowance as % of Ending Balance
Non-TDR Loans	$ 118	$ 14,314	0.8%
TDR Loans	1,169	10,580	11.0%
Total before RPCO	1,287	24,894	5.2%
RPCO		771	0.0%
Total	$ 1,287	$ 25,665	5.0%

	September 30, 2016		
	Allowance	Ending Balance	Allowance as % of Ending Balance
Non-TDR Loans	$ 239	$ 14,204	1.7%
TDR Loans	1,153	10,832	10.6%
Total before RPCO	1,392	25,036	5.6%
RPCO		828	0.0%
Total	$ 1,392	$ 25,864	5.4%

[1] Loans for customers who have requested extension of grace period generally during employment transition or who have temporarily ceased making full payments due to hardship or other factors such as disaster relief, consistent with established loan program servicing policies and procedures

Receivable for Partially Charged-Off Private Education Loans (RPCO)

[2] We acquired $3.0 billion of Private Education Loans in June 2017 accounted for as either Purchased Credit Impaired Loans or Purchased Non-Credit Impaired Loans. The Purchased Credit Impaired Loans' losses are not provided for by the allowance for loan losses in the above table as these loans are separately reserved for, if needed.

Private Education Loans Segment
Recent Acquisition [1]



- Founded in 2013, Earnest is a leading, data-driven and digitally focused consumer finance business

- Technology-first platform uses software and algorithms in origination to enable competitive underwriting and pricing

- Expected to originate nearly $1 billion in education refinancing loans in 2017

- Projected student loan receivables of ~$0.5 billion at closing

- Earnest clients consist of high quality, financially responsible professionals
  - 77% of borrowers hold advanced degrees
  - Average income over $139,000 with a FICO of 776
  - The average customer is 32 years old and more than 6 years removed from graduation

[1] We expect the acquisition to close in the fourth quarter of 2017

Business Services Segment "Core Earnings" Basis

(In Millions)	Q3 17	Q2 17	Q3 16
Net income	$105	$81	$81
Non-education fee revenue	$56	$53	$43
Number of accounts serviced for Department of Education	6.1	6.0	6.2
Total federal loans serviced (in billions)	$296	$293	$291
Contingent collections receivables inventory (in billions):			
Education loan inventory	$8.1	$8.6	$10.0
Other inventory	$15.9	$12.3	$9.9
Total contingent collections receivables inventory (in billions)	$24.0	$20.9	$19.9

Business Processing Solutions

Well-positioned for growth

- Strong business franchise
  - Capacity to process large volume of transactions and manage complex administrative requirements
  - Robust compliance-driven culture driven by a "customer first" approach
  - Industry leading scale and performance
  - Flexible, leading-edge capabilities

- Diverse portfolio of customers and services
  - Federal contracts
  - State and municipal contracts
  - Healthcare revenue cycle management
  - Toll road authorities

Business Services Revenue[1]



$'s in millions

- Education Related Revenues
- Non-Education Related Revenues

[1] Excludes intercompany servicing revenue
[2] As of September 30, 2017

Business Services Segment
Federal Loan Servicing



Total Federal Loans Serviced

Business Services Segment
Recent Acquisition [1]



- Based in Milwaukee, Wisconsin, the company traces its roots back to 1936

- Approximately $55 million in annual revenues, the company serves clients in nearly 30 states

- Offers a range of technology-enabled products and services to support its clients' parking and tolling operation
  - Capabilities include customer service, billing, citation management, asset recovery, and industry-leading transportation database services

- Expands Navient's footprint within the business processing services to federal, state, municipal, court and toll clients

[1] On July 31, 2017, Navient acquired Duncan Solutions

Higher Education Industry

In Its Role As Student Loan Servicer, Navient Helps Borrowers Successfully Repay Their Loans


1
Congress sets interest rate formula, loan limits, and repayment terms.
2
Colleges set tuition and fees.
3
Families select the college, and borrow to pay the cost of attendance to the school.
4
ED issues loans at congressionally set terms, distributes proceeds to school, and assigns loan to a servicer.
DEPARTMENT OF EDUCATION
UNITED STATES OF AMERICA
5
Navient works with borrowers to help them assess multiple repayment options and successfully repay loans.
NAVIENT
6
Loan repaid

The majority of student loan balances are less than $20,000

Distribution Of Borrowers By Average Balance, 2017



College Board, "Distribution Of Borrowers By Amount Of Outstanding Education Debt, 2017," Trends In Student Aid 2017, 10/25/17

On an individual basis, student debt is more reasonable than may be evident

The average debt of bachelor's degree holders is $28,000 in real terms…

Average debt of four-year bachelor's degree recipients (2016 USD)



…This translates to an increase in monthly payments of about $64 compared to 1999-00 graduates.

Monthly payments over time



Source: College Board: *Trends in Student Aid 2017*, "Cumulative Debt: Bachelor's Degree Recipients"; National Center for Education Statistics, "Degrees/certificates conferred by postsecondary institutions, by control of institution and level of degree: 1969-70 through 2012-13"

The borrowers who struggle the most are often non-completers with low levels of debt

Borrowers who do not complete a degree default at a rate almost three times higher than borrowers who earned a degree …

Borrowers in default by attainment



… As a result, borrowers who run into trouble repaying usually have below-average amounts of debt.

3-year default rate by loan size, 2011 repayment cohort (Parentheses contain share of all defaults)



Source: President's Council of Economic Advisors, "Investing In Higher Education: Benefits, Challenges, And The State Of Student Debt," July 2016
Note: Years are fiscal years. Loan size is based on balance of loan when entering repayment.

Recent college graduates have seen wages increase since the Great Recession

Median wages for recent graduates by degree type



- Bachelor's degree
- High school diploma

- **+5.9%**
- **-6.5%**

- Median wages for recent college graduates have continued to rise since the Great Recession, increasing more than 5.9 percent since 2008.

- Since 2012, recent college graduates have seen median wages rise even more quickly, by 8.5 percent.

- Median wages for workers with only a high school diploma have fallen 6.5 percent over that same time period.

Source: Federal Reserve Bank Of New York, "The Labor Market for Recent College Graduates: Wages," last updated January 11, 2017.

Notes: Annual wages are expressed in constant 2016 dollars. Recent college graduates are those aged 22 to 27 with a bachelor's degree only; high school graduates are those aged 22 to 27 with a high school diploma only. Figures are for full-time workers and exclude those currently enrolled in school.

Delinquency rates for the Class of 2016 are one-third that of the Class of 2010

Federal loan delinquency rates six months after end of grace period and unemployment for bachelor's degree holders



Unemployment
31+ Days Delinquent
91+ Days Delinquent
Delinquency Rate (%)
Unemployment Rate (%)
30
27
24
21
18
15
12
9
6
3
0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
29
22
25
18
23
16
16
11
13
9
11
7
9
6
Class Of 2010
Class Of 2011
Class Of 2012
Class Of 2013
Class Of 2014
Class Of 2015
Class Of 2016
January 2010 to June 2017

Source: Navient data and US. Bureau of Labor Statistics, Unemployment Rate - College Graduates - Bachelor's Degree, 25 to 34 years [CGBD2534], retrieved from FRED, Federal Reserve Bank of St. Louis. Excludes consolidation loans which have lower delinquency rates. Class of 2016 data includes borrowers who entered repayment between November 2016 and January 2017.

Navient's default prevention expertise was a key factor in the decline of the national default rate

- The cohort default rate (CDR) measures the percent of borrowers who defaulted on a student loan within three years of entering repayment.

- In 2017, the Department of Education announced the 2014 CDR was 11.5 percent, a small increase from 2016 (11.3%) and a significant decrease since 2013 (14.7%).

- The CDR for Navient-serviced customers was 7.8 percent, 37 percent lower than the national rate excluding Navient-serviced borrowers.

- Our outreach to borrowers is key. Nine times out of 10, if we can reach a struggling borrower, we can help him or her avoid default.



2014 three-year cohort default rate

11.5%

Navient's CDR is **37 percent** lower than all others

7.8%

Default rate (%)

All borrowers   Navient-serviced borrowers

Source: "Official Cohort Default Rates for Schools," Federal Student Aid, 9/27/17; Navient data
The 2014 Cohort Default Rate analyzes data from the group of borrowers who entered repayment between Oct. 1, 2013, and Sept. 30, 2014, and who defaulted in a three-year window by fall of 2016. To isolate the difference in defaults between Navient borrowers and others, the difference is calculated by removing Navient's marketshare from the overall national cohort default rate; the resulting CDR for non-Navient serviced borrowers is 12.4%.

The benefits of obtaining a college degree outweigh the costs by a wide margin

Cumulative earnings net of college repayment costs



— High School Diploma — Bachelor's Degree

+48.14%

A college degree pays for itself by age 34

"Combined, the workers with a Bachelor's degree or higher have accounted for 73 percent (8.4 million) of the 11.6 million jobs gained in the recovery."
– Georgetown University Researchers, 2016

"The lifetime financial benefits of an education have never been so high."
– Guillaume Vandenbrouckemes, Federal Reserve Bank of St. Louis, 2015

Source: Jennifer Ma, Matea Pender, and Meredith Welch, "Education Pays 2016," College Board, 2016; Guillaume Vandenbroucke, "Lifetime Benefits of an Education Have Never Been So High," St. Louis Fed, July 2015; Anthony Carnevale, Tamara Jayasundera, Artem Gulish, Analysis Of Current Population Survey Data, *America's Divided Recovery*, Georgetown University Center On Education And The Workforce, June 2016

The 2017 Money Under 35 study reconfirms the value of a college degree for young adults

College is a solid investment for those who complete their degree.

- College degree holders are more likely to be employed and have higher incomes than those with some college education but no degree.

- Additionally, 54 percent of young adults believe they will be better off than their parents.

  – 60 percent of degree holders agree with this statement, compared to 50 percent of non-degree holders

Employment status by level of education attained



Personal income by level of education attained



Non-completers of college have the highest instances of poor financial health

Average financial health index score by education level, 2017



Self-reported financial health scores increase with higher levels of educational attainment, with the exception of individuals who started, but did not complete, college.

- **More young adults who attended college but have not earned a degree have a poor financial health index score than have an excellent financial health index score.**

Source: Navient, *Money Under 35 2017*, 10/4/17

Today's repayment options are numerous and complex

Forbearance

Discretionary Forbearance
- Hardship Forbearance

Mandatory Forbearance
- Medical or Dental Internship Residency
- Department of Defense Student Loan Repayment Programs
- National Service
- Active Military State Duty
- Student Loan Debt Burden
- Teacher Loan Forgiveness

Mandatory Administrative Forbearance
- Local or National Emergency
- Military Mobilization
- Designated Disaster Area
- Repayment Accommodation
- Teacher Loan Forgiveness

Forgiveness

1. Teacher Loan Forgiveness
2. Loan Forgiveness for Service in Areas of National Need
3. Civil Legal Assistance Attorney Student Loan Repayment Program
4. Income Contingent Repayment Plan Forgiveness
5. Income Based Repayment Plan Forgiveness
6. Pay As You Earn Repayment Plan Forgiveness
7. Income Based 2014 Repayment Plan Forgiveness
8. REPAYE Repayment Plan Forgiveness
9. Public Service Loan Forgiveness



Effective Date Details
(1) Limited to FFELP borrowers with all new loans made on or after July 1, 1993; All DL are eligible.
(2) Limited to FFELP borrowers with all loans made on or after July 1, 1987 and prior to July 1, 1993; DL eligible if borrower has FFELP loan made during this period.
(3) All FFELP and DL loans are eligible regardless of disbursement date.
(4) HERA aligned FFELP and DL repayment plans for loans first entering repayment on or after July 1, 2006.
(5) Pre July 1, 1996, ICR plans, the DL borrower can choose between ICR1 - the Formula Amount, or ICR2 – the Capped Amount.
(6) The DL borrower can request from 5 alternative repayment plans: Fixed Payment Amount, Fixed Term, Graduated Repayment, Negative Amortization, or Post REPAYE.

Deferment

1. School (1)
2. School Full-Time (2)
3. School Half-Time (2)
4. Post Enrollment (1)
5. Graduate Fellowship (3)
6. Unemployment Deferment – 2 years (2)
7. Unemployment Deferment – 3 years (1)
8. Economic Hardship (1)
9. Rehabilitation Training Program (3)
10. Military Service (3)
11. Post-Active Duty Student (3)
12. Teacher Shortage (2)
13. Internship/Residency Training (2)
14. Temporary Total Disability (2)
15. Armed Forces or Public Health Services (2)
16. National Oceanic and Atmospheric Administration Corps (2)
17. Peace Corps, ACTION Program, and Tax-Exempt Organization Volunteer (2)
18. Parental Leave (2)
19. Mother Entering/Re-entering Work Force (2)

Repayment plans

1. DL Standard Pre-HERA
2. FFELP/DL Standard Post-HERA (4)
3. DL Graduated Pre-HERA
4. FFELP/DL Graduated Post –HERA (4)
5. DL Extended Pre-HERA
6. FFELP/DL Extended Post-HERA (4)
7. Income-Sensitive
8. Income-Contingent Ver. 1 (5)
9. Income-Contingent Ver. 2 (5)
10. Income-Contingent Ver. 3
11. Forced Income-Driven
12. Income-Based
13. Pay As You Earn
14. Income-Based 2014
15. Alternative (6)
16. REPAYE

Funding & Liquidity

3rd Quarter 2017 Capital Markets Summary

- Purchased $649 million of education loans
  - Available capacity under FFELP secured facilities is $3.0 billion
  - Available capacity under Private Education Loan secured facilities is $181 million

- Issued two FFELP ABS transactions totaling $2.0 billion
  - FFELP ABS spreads continue to improve with each successive deal
  - Year-to-date issuance of $5.0 billion

- Priced 2017-A on October 12, 2017 involving $662 million of bonds

- Managed our unsecured debt footprint in order to match cashflows
  - Reduced near-term maturities of unsecured debt by $548 million

- Returned $208 million to shareholders through share repurchases and dividends
  - Following the announcement of the agreement to acquire Earnest, suspended share repurchase program through year end 2018

- Maintained a tangible net asset ratio of 1.22x
  - This ratio has consistently remained within our target range of 1.2x to 1.3x for the past five years

The tangible net asset ratio equals GAAP tangible assets less secured debt and other liabilities adjusted for the impact of derivative accounting under GAAP and unamortized net floor premiums divided by unsecured debt

Secured Funding

2017 Issuance ($mm)[1]			
1	AmeriCredit / GM Financial	$11,725	Auto/Floorplan
2	Citigroup	$9,775	Credit Card
3	Ford	$7,744	Auto/Floorplan
4	AMEX	$6,986	Credit Card
5	Santander	$6,502	Auto/Floorplan
6	Ally	$5,469	Auto/Floorplan
7	**Navient**	**$4,969**	**Student Loan**
8	Nissan	$4,857	Auto/Floorplan
9	Discover	$4,275	Credit Card
10	Hyundai	$4,093	Auto/Floorplan
11	SoFi	$4,047	Consumer/Student Loan
12	Toyota	$3,859	Auto
13	CarMax	$3,685	Auto
14	Bank America	$3,100	Credit Card
15	Capital One	$3,000	Credit Card
16	Mercedes-Benz	$2,718	Auto/Floorplan
17	World Omni	$2,621	Auto
18	Verizon	$2,589	Consumer
19	Honda	$2,419	Auto
20	Chesapeake Funding	$2,200	Auto

Table Source: J.P. Morgan, ABS volume priced as of September 29, 2017

[1] Santander includes Drive Auto Receivables Trust ("DRIVE") and Chrysler Capital Auto Receivables Trust ("CCART") deals

- Navient is among the largest issuers of ABS globally, having issued over $280 billion of Private Education and FFELP ABS transactions to date

- Over $85 billion of securitizations on balance sheet

- Available capacity under FFELP secured facilities is $3.0 billion

- Available capacity under Private Education Loan secured facilities is $181 million

FFELP ABS Transactions

	NAVSL 2017-5					NAVSL 2017-4				
Pricing Date: **Settlement Date:**	September 6, 2017 September 14, 2017					July 18, 2017 July 27, 2017				
Issuance Amount:	$1,028M					$1,015M				
Collateral:	US Govt. Guaranteed FFELP Stafford, Plus and Consolidation Loans					US Govt. Guaranteed FFELP Stafford, Plus and Consolidation Loans				
Prepayment Speed [1]:	6% CPR Stafford / 4% CPR Consolidation					6% CPR Stafford / 4% CPR Consolidation				
Tranching:	Class	Rating (Moody's)	Amt. ($M)	WAL [1]	Pricing [2]	Class	Rating (Moody's)	Amt. ($M)	WAL [1]	Pricing [2]
	A	Aaa	$1,028	6.30	L + 0.82%	A1	Aaa	$308	1.25	L + 0.24%
						A2	Aaa	$220	3.86	L + 0.50%
						A3	Aaa	$472	8.25	L + 1.00%
						B	Aaa	$15	11.24	L + 1.75%

[1] Estimated based on a variety of assumptions concerning loan repayment behavior, as more fully described in the related prospectus, which may be obtained from the underwriters of these transactions. Actual average life may vary significantly from estimates.

[2] Pricing represents the reoffer yield to expected call.

Private Education Loan ABS Transactions

	NAVSL Trust 2017-A					NAVSL Trust 2016-A				
Pricing Date: **Settlement Date:**	October 12, 2017 October 26, 2017					January 28, 2016 February 4, 2016				
Issuance Amount:	$662M					$488M				
Collateral:	Private Education Loans (including Refi)					Private Education Loans				
Prepayment Speed [1]:	6% CPR Non-Refi Loans / 10% CPR Refi Loans					4% Constant Prepayment Rate				
Tranching:	Class	Rating (S&P)	Amt. ($M)	WAL [1]	Pricing [2]	Class	Rating (Moody's)	Amt. ($M)	WAL [1]	Pricing [2]
	A1	AAA	$339	1.3	L + 0.40%	A1	Aaa	$130	1.0	L + 1.10%
	A2A	AAA	$123	5.3	S + 0.85%	A2A	Aaa	$150	6.6	S + 2.40%
	A2B	AAA	$123	5.3	L + 0.90%	A2B	Aaa	$150	6.6	L + 2.55%
	B	A	$77	7.9	S + 1.75%	B	Aa3	$58	10.9	S + 3.80%

[1] Estimated based on a variety of assumptions concerning loan repayment behavior, as more fully described in the related prospectus, which may be obtained from the underwriters of these transactions. Actual average life may vary significantly from estimates.

[2] Yield on fixed rate tranches A2A and B for 2017-A were 2.90% and 3.94% respectively; Yield on fixed rate tranches A2A and B for 2016-A were 3.95% and 5.72% respectively.

Managing Unsecured Debt Maturities

(par value, $ in billions)



■ As of September 30, 2016　■ As of September 30, 2017

	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028+
As of September 30, 2016	$1.4	$2.1	$2.4	$2.1	$1.3	$0.8	$1.5	$1.4	$0.1	$0.0	$0.0	$1.7
As of September 30, 2017	$0.0	$1.4	$2.4	$2.1	$1.4	$1.5	$1.5	$1.4	$0.6	$0.0	$0.0	$1.6

Long-term Conservative Funding Approach

- Important to maintain our credit ratings to support ongoing access to the unsecured debt markets
  - Reduced 2018 maturities by $700 million or 33% compared to the prior year
  - Continued our cashflow matching strategy, issuing long, and buying back near-term maturities

- Manage tangible net asset ratio to a range of 1.2x to 1.3x
  - 1.22x as of September 30, 2017

The tangible net asset ratio equals GAAP tangible assets less secured debt and other liabilities adjusted for the impact of derivative accounting under GAAP and unamortized net floor premiums divided by unsecured debt.

Conservative Unsecured Debt Profile

Unsecured Debt Profile



Years Ending December 31
(par value, $ in billions)

- 2013: Unsecured Debt Outstanding $18.3, Tangible Net Assets $23.0
- 2014: Unsecured Debt Outstanding $17.5, Tangible Net Assets $22.1
- 2015: Unsecured Debt Outstanding $15.1, Tangible Net Assets $18.8
- 2016: Unsecured Debt Outstanding $13.9, Tangible Net Assets $17.2
- 2017*: Unsecured Debt Outstanding $13.9, Tangible Net Assets $16.9

■ Unsecured Debt Outstanding   ■ Tangible Net Assets

*as of 9/30/2017

	Fitch	Moody's	S&P
Unsecured Debt Rating	BB	Ba3	B+
Outlook	Stable	Stable	Negative

Highlights

- Total education loan portfolio is 77% funded to term

- Reduced unsecured debt outstanding by $548 million during the quarter

- Tangible net asset ratio within our target range of 1.2x to 1.3x for the past five years

The tangible net asset ratio equals GAAP tangible assets less secured debt and other liabilities adjusted for the impact of derivative accounting under GAAP and unamortized net floor premiums divided by unsecured debt.

Education Loan Portfolio Generates Significant Cash Flows

Projected Life of Loan Cash Flows over ~20 Years

$'s in Billions

FFELP Cash Flows	09/30/17
Secured	
Residual (including O/C)	$7.3
Floor Income	1.8
Servicing	2.8
Total Secured	$11.9
Unencumbered	0.8
Total FFELP Cash Flows	**$12.7**
Private Credit Cash Flows	
Secured	
Residual (including O/C)	$11.4
Servicing	0.8
Total Secured	$12.2
Unencumbered	3.5
Total Private Cash Flows	**$15.7**
Combined Cash Flows before Unsecured Debt	**$28.4**
Unsecured Debt	**$13.9**

These projections are based on internal estimates and assumptions and are subject to ongoing review and modification. These projections may prove to be incorrect.

Enhancing Cash Flows

- Generated $2.4 billion of cash flows in YTD 2017

- Issued $1.4 billion of unsecured debt and paid down $1.4 billion in YTD 2017

- Returned $0.6 billion to shareholders through share repurchases and dividends in YTD 2017

- Acquired $8.6 billion of student loans in YTD 2017

- $28.4 billion of estimated future cash flows remain over ~ 20 years
  - Includes ~$11 billion of overcollateralization[1] (O/C) to be released from residuals

- $3.0 billion of unencumbered student loans

- $1.2 billion of hedged FFELP Loan embedded floor income

[1] Includes $2.0B O/C related to nine private education ABS trusts securing our private education loan ABS repurchase transactions

FFELP Cash Flows Highly Predictable

$'s in millions

as of 9/30/2017	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**
Projected FFELP Average Balance	$81,808	$77,229	$69,472	$61,779	$54,576	$47,641	$40,963	$34,637
Projected Excess Spread	$214	$873	$828	$747	$686	$657	$585	$517
Projected Servicing Revenue	$134	$384	$353	$321	$292	$262	$230	$195
Projected Total Revenue	$348	$1,257	$1,181	$1,069	$978	$919	$815	$712
	2025	**2026**	**2027**	**2028**	**2029**	**2030**	**2031**	**2032+**
Projected FFELP Average Balance	$28,649	$23,051	$18,118	$14,144	$10,956	$8,035	$5,458	$1,432
Projected Excess Spread	$457	$395	$322	$249	$210	$178	$131	$231
Projected Servicing Revenue	$161	$128	$98	$75	$58	$43	$30	$46
Projected Total Revenue	$618	$523	$420	$324	$268	$221	$161	$277

- Total Cash Flows from Projected Excess Spread = $7.3 Billion

- Total Cash Flows from Projected Servicing Revenues = $2.8 Billion

Assumptions
No Floor Income, CPR/CDR = 5%
These projections are based on internal estimates and assumptions and are subject to ongoing review and modification. These projections may prove to be incorrect.
*Numbers may not add due to rounding

Secured Cash Flow

$ in Millions	3Q17YTD		2016		2015		2014	
FFELP								
Term Securitized								
Servicing (Cash Paid)	$	238	$	342	$	387	$	407
Net Residual[1] (Excess Distributions)		548		624		724		680
Other Secured FFELP								
Net Cash Flow [2, 3]		483		503		244		216
Total FFELP	$	1,269	$	1,469	$	1,354	$	1,302
Private Credit								
Term Securitized								
Servicing (Cash Paid)	$	122	$	180	$	188	$	189
Residual (Excess Distribution)		313		330		198		226
Other Secured Financings								
Net Cash Flow		84		33		35		26
Total Private Credit	$	519	$	543	$	420	$	441
Total Proceeds from Residual Sales								
Total FFELP and Private Credit	$	1,788	$	2,013	$	1,774	$	1,743

Average Principal Balances	3Q17YTD		2016		2015		2014	
FFELP								
Term FFELP	$	72,974	$	75,354	$	82,316	$	88,554
Other Secured FFELP		7,515		11,135		12,982		6,525
Total FFELP	$	80,489	$	86,489	$	95,297	$	95,079
Private Credit								
Term Private Credit	$	19,802	$	22,357	$	23,850	$	24,499
Other Secured Financings		1,969		612		993		1,523
Total Private Credit	$	21,771	$	22,969	$	24,843	$	26,022
Total FFELP and Private Credit	$	102,260	$	109,458	$	120,140	$	121,101

2016, Other SecurNote: Totals may not add due to rounding
[1] Net residual represents excess distribution, net of payments on floor contracts and receipts from basis swaps
[2] Beginning ed FFELP net cash flow includes all excess cash on deposit in the FHLB collection account, after bond paydowns. This cash is released to Navient Corp
[3] Beginning 1Q2017, Net Cash Flow amount reported for all years shown have been revised to include payments made on the revolving credit agreements with Navient Corporation

FFELP ABS

Recent FFELP ABS Issuance Characteristics

FFELP ABS Transaction Features

- Issue size of $500M to $1.0B

- Denominated in US$

- Triple-A rated senior notes make up to 100% of issue structure

- Floating rate tied to 1 month LIBOR

- Amortizing tranches with 1 to 15(+) year average lives

- Compliant with U.S. risk retention regulations

- Navient Solutions, LLC is master servicer

Collateral Characteristics

- Insurance or guarantee of underlying collateral insulates bondholders from most risk of loss of principal [1]

- Typically non-dischargeable in bankruptcy

- Offer significantly higher yields than government agency securities with comparable risk profiles

[1] Principal and accrued interest on underlying FFELP loan collateral carry insurance or guarantee of 97%-100% dependent on origination year and on meeting the servicing requirements of the U.S. Department of Education.

FFELP Loan Program Characteristics

Parameter	Subsidized Stafford	Unsubsidized Stafford	PLUS/Grad PLUS	Consolidation
Borrower	Student	Student	Parents or Graduate Students	Student or Parents
Needs Based	Yes	No	No	N/A
Federal Guarantee of Principal and Accrued Interest	97 - 100%	97 - 100%	97 - 100%	97 - 100%
Interest Subsidy Payments	Yes	No	No	Yes [1]
Special Allowance Payments (SAP)	Yes	Yes	Yes [2]	Yes
Original Repayment Term[4]	120 months	120 months	120 months	Up to 360 months
Aggregate Loan Limit	Undergraduate: $23,000 Graduate: $65,500	Undergraduate [3]: $57,500 Graduate: $138,500	None	None

[1] Only on the subsidized portion of the loan.
[2] Only applies for loans made between July 1, 1987 through January 1, 2000 if cap is reached.
[3] Aggregate loan limit for a Dependent Undergraduate is $31,000.
[4] Repayment Term may be extended through various repayment options including Income Driven Repayment plans and Extended Repayment.
  Note: As of July 1, 2011

Navient Stafford & PLUS Loan Prepayments

- Annualized CPRs for Stafford/PLUS ABS trusts have decreased from pre-2008 levels as incentives for borrowers to consolidate have declined
- Higher prepayment activity in mid 2012 was related to the short term availability of the Special Direct Consolidation Loan program
- Prepayments increased beginning in 2014 as we purchased assets from selected transactions to mitigate the risk that certain tranches might remain outstanding past their legal final maturity dates



Historical Stafford/PLUS ABS CPRs by Issuance Vintage

* Quarterly CPR assumes School and Grace loans are not scheduled to make payments. Deferment, Forbearance and Repayment loans are scheduled to make payments.

Navient Consolidation Loan Prepayments

- CPRs for Consolidation ABS trusts declined significantly following legislation effective in 2006 that prevented in-school and re-consolidation of borrowers' loans
- Higher prepayment activity in mid 2012 was related to the short term availability of the Special Direct Consolidation Loan program



Historical Consolidation ABS CPRs by Issuance Vintage

* Quarterly CPR assumes School and Grace loans are not scheduled to make payments. Deferment, Forbearance and Repayment loans are scheduled to make payments.

Private Education Loan ABS

Recent Private Education Loan ABS Issuance Characteristics

Private Education Loan ABS Transaction Features

- Issue size of $250M to $750M

- Triple-A rated senior notes, Single-A rated subordinated notes

- 20+% Triple-A overcollateralization

- Amortizing tranches with 1 to 10 year average lives

- Fixed rate or floating rate tied to 1 month LIBOR

- Compliant with European risk retention (5% retention) and U.S. risk retention

- Navient Solutions, LLC is master servicer

Collateral Characteristics

- Collateralized by loans made to students and parents to fund college tuition, room and board

- Underwritten using FICO, Custom Scorecard & judgmental criteria w/risk based pricing

- Seasoned assets benefiting from proven payment history and Refi assets with strong credit factors including high FICO scores and high income

Navient Private Education Loan Programs

	Smart Option	Undergraduate/Graduate/ Med/Law/MBA	Direct-to-Consumer (DTC)	Consolidation (Legacy)	Private Education Refi
Origination Channel	School	School	Direct-to-Consumer	Lender	Lender
Typical Borrower	Student	Student	Student	College Graduates	College Graduates
Typical Co-signer	Parent	Parent	Parent	Parent	Parent
Typical Loan	$10k avg orig bal, 10 yr avg term, in-school payments of interest only, $25 or fully deferred	$10k avg orig bal, 15 yr term, deferred payments	$12k avg orig bal, 15 yr term, deferred payments	$43k avg orig bal, 15-30 year term depending on balance, immediate repayment	$50k avg orig bal, 5-15 year term depending on balance, immediate repayment
Origination Period	March 2009 to April 2014	All history through 2014	2004 through 2008	2006 through 2008	October 2015
Certification and Disbursement	School certified and disbursed	School certified and disbursed	Borrower self-certified, disbursed to borrower	Proceeds to lender to pay off loans being consolidated	Proceeds to lender to pay off loans being consolidated
Borrower Underwriting	FICO, custom credit score model, and judgmental underwriting	Primarily FICO	Primarily FICO	FICO and Debt-to-Income	FICO, Debt-to-Income, household income
Borrowing Limits	$200,000	$100,000 Undergraduate, $150,000 Graduate	$130,000	$400,000	$150,000 Undergrad/Grad, $250,000 Professionals
School UW	No	No	No	No	No
Additional Characteristics	▸ Made to students and parents primarily through college financial aid offices to fund 2-year, 4-year and graduate school college tuition, room and board ▸ Also available on a limited basis to students and parents to fund non-degree granting secondary education, including community college, part time, technical and trade school programs ▸ Both Title IV and non-Title IV schools [1]	▸ Made to students and parents through college financial aid offices to fund 2-year, 4-year and graduate school college tuition, room and board ▸ Signature, Excel, Law, Med and MBA Loan brands ▸ Title IV schools only 1 ▸ Freshmen must have a cosigner with limited exceptions ▸ Co-signer stability test (minimum 3 year repayment history)	▸ Terms and underwriting criteria similar to Undergraduate, Graduate, Med/Law/MBA with primary differences being: Marketing channel No school certification Disbursement of proceeds directly to borrower ▸ Title IV schools only [1] ▸ Freshmen must have a co-signer with limited exceptions ▸ Co-signer stability test (minimum 3 year repayment history)	▸ Loans made to students and parents to refinance one or more private education loans ▸ Student must provide proof of graduation in order to obtain loan	▸ Loans made to established high FICO / higher income customers looking for a competitive rate already targeted in the Re-Fi market

[1] Title IV Institutions are post-secondary institutions that have a written agreement with the Secretary of Education that allows the institution to participate in any of the Title IV federal student financial assistance programs and the National Early Intervention Scholarship and Partnership (NEISP) programs.

Navient Private Education Trusts

Summary Information

2013- 2017YTD Issuance Program	Sallie Mae				Navient						
	SLM 13-A	SLM 13-B	SLM 13-C	SLM 14-A	NAV 14-CT	NAV 14-A	NAV 15-A	NAV 15-B	NAV 15-C	NAV 16-A	NAV 17-A
Bond Amount ($mil)	1,108	1,135	624	676	463	664	689	700	359	488	662
Initial AAA Enhancement (%)	26%	22%	28%	24%	30%	30%	32%	36%	48%	41%	22%
Initial Enhancement (%)	15%	13%	20%	15%	17%	22%	23%	36%	40%	34%	12%
Loan Program (%)											
Signature/Law/MBA/Med	26%	29%	26%	19%	0%	26%	27%	52%	81%	43%	17%
Smart Option	63%	63%	64%	63%	0%	50%	51%	0%	0%	29%	30%
Consolidation	3%	5%	0%	6%	0%	9%	2%	8%	3%	9%	0%
Private Education Refi	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	52%
Direct to Consumer	8%	3%	10%	12%	0%	15%	20%	26%	8%	20%	1%
Career Training	0%	0%	0%	0%	100%	0%	0%	13%	8%	0%	0%
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**
Payment Status (%)											
School, Grace, Deferment	59%	62%	63%	49%	0%	46%	24%	9%	12%	12%	9%
Repayment	39%	36%	36%	50%	99%	53%	68%	89%	85%	84%	89%
Forbearance	2%	2%	1%	1%	1%	1%	8%	2%	3%	3%	2%
WA Term to Maturity (Mo.)	144	146	143	150	104	161	155	157	159	165	135
WA Months in Repayment (Mo.)	25	29	28	32	80	40	30	68	60	51	23
% Loans with Cosigner	80%	80%	81%	82%	71%	79%	80%	64%	38%	69%	49%
% Loans with No Cosigner	20%	20%	19%	18%	29%	21%	20%	36%	62%	31%	51%
WA FICO at Origination	741	740	740	742	743	739	731	730	625	720	752
WA Recent FICO at Issuance	733	734	733	741	726	737	714	726	690	713	750
WA FICO (Cosigner at Origination)	751	750	749	750	749	748	738	742	635	731	748
WA FICO (Cosigner at Rescored)	745	746	745	750	735	746	724	739	697	725	749
WA FICO (Borrower at Origination)	703	702	705	707	728	707	701	704	619	696	755
WA FICO (Borrower at Rescored)	683	684	682	701	701	701	672	704	687	685	752
WA LIBOR Equivalent Margin[1]	6.63%	6.64%	6.88%	6.60%	7.01%	6.66%	7.38%	5.58%	9.32%	7.15%	6.24%

(1) Assumes Prime/LIBOR spread of 3.00% for all transactions.

Navient Portfolio Transition to Seasoned Collateral

- Securitized collateral will continue to season given the company transitioned from originations to portfolio acquisition and management

- Most defaults occur early in repayment; loan performance improves as loans season

- As of September 2017, the private securitized loan portfolio is approximately 96 months into repayment; about 84% of total expected defaults have already occurred

Distribution of Defaults by Months Since Repayment Begin Date



Trust Portfolio Average Time in Repayment as of each Year End

Defaults Per Month Since Repayment Begin Date (Managed Portfolio)

Navient Private Education Loan Trusts – Prepayment Analysis



Cohort Default Triangles

- The following cohort default triangles provide loan performance information for certain Private Education Loans of Navient Corporation and its consolidated subsidiaries that such subsidiaries' securitization criteria (including those criteria listed below):

    - Program types include Undergraduate/Graduate[1], Direct-to-Consumer ("DTC")[2], Career Training[3] and Private Consolidation Loans

    - FICO scores are based on the greater of the borrower and cosigner scores as of a date near the loan application and must be at least 640

- The cohort default triangles are not representative of the characteristics of the portfolio of Private Education Loans of Navient Corporation and its consolidated subsidiaries as a whole or any particular securitization trust

1. Undergraduate/Graduate loans marketed under the Signature Student Loan brand.
2. Direct-to-Consumer Loans marketed under the Tuition Answer brand.
3. Career Training loans provide eligible borrowers financing at technical, trade, K-12 or tutoring schools.

Cohort Default Triangles

- The cohort default triangles featured on subsequent slides are segmented by loan program type, FICO score, cosigner status, and school type

- Terms and calculations used in the cohort default triangles are defined below:

  - <u>Repayment Year</u> – The calendar year loans entered repayment

  - <u>Disbursed Principal Entering Repayment</u> – The amount of principal entering repayment in a given year, based on disbursed principal prior to any interest capitalization

  - <u>Years in Repayment</u> – Measured in years between repayment start date and default date. Zero represents defaults that occurred prior to the start of repayment.

  - <u>Periodic Defaults</u> – Defaulted principal in each Year in Repayment as a percentage of the disbursed principal entering repayment in each Repayment Year
    - Defaulted principal includes any interest capitalization that occurred prior to default
    - Defaulted principal is not reduced by any amounts recovered after the loan defaulted
    - Because the numerator includes capitalized interest while the denominator does not, default rates are higher than if the numerator and denominator both included capitalized interest

  - <u>Total</u> – The sum of Periodic Defaults across Years in Repayment for each Repayment Year

Cohort Default Triangles

		Undergraduate/Graduate[1]															

Repayment Year	Disbursed Principal Entering Repayment ($m)	Periodic Defaults by Years in Repayment [2,3]																Total
		0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	
1998	$11	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.4%	0.8%	0.4%	0.2%	1.5%	0.8%	0.4%	0.4%	0.0%	0.1%	**5.2%**
1999	$28	0.0%	0.0%	0.0%	0.1%	0.8%	0.6%	1.4%	0.4%	0.3%	1.0%	0.5%	0.2%	0.7%	0.3%	0.1%	0.4%	**7.0%**
2000	$71	0.0%	0.0%	0.0%	0.6%	1.2%	1.3%	0.7%	0.9%	1.5%	1.5%	1.0%	0.8%	0.5%	0.4%	0.3%	0.2%	**11.0%**
2001	$196	0.0%	0.0%	0.1%	1.3%	1.7%	1.0%	1.9%	1.3%	2.4%	1.8%	1.5%	0.9%	0.6%	0.4%	0.3%	0.2%	**15.5%**
2002	$411	0.0%	0.2%	0.2%	1.5%	1.5%	2.2%	1.8%	2.6%	2.2%	1.4%	1.0%	0.7%	0.6%	0.6%	0.3%	0.2%	**17.1%**
2003	$732	0.0%	0.2%	0.7%	1.3%	2.3%	1.9%	3.0%	2.7%	1.9%	1.2%	0.8%	0.7%	0.6%	0.4%	0.4%		**18.2%**
2004	$1,266	0.0%	0.3%	0.4%	2.7%	2.4%	3.8%	3.3%	2.0%	1.6%	1.2%	0.8%	0.8%	0.6%	0.4%			**20.2%**
2005	$1,794	0.0%	0.1%	0.7%	3.7%	5.0%	4.3%	2.5%	1.9%	1.4%	1.0%	0.8%	0.7%	0.5%				**22.4%**
2006	$2,386	0.0%	0.1%	2.3%	5.2%	5.2%	3.0%	2.1%	1.7%	1.3%	1.1%	0.9%	0.6%					**23.4%**
2007	$2,874	0.0%	0.5%	4.5%	6.1%	3.8%	2.4%	2.0%	1.6%	1.3%	1.0%	0.8%						**24.2%**
2008	$3,370	0.0%	2.9%	5.4%	5.0%	3.1%	2.5%	1.9%	1.7%	1.4%	1.1%							**25.1%**
2009	$3,564	0.0%	4.2%	4.3%	4.2%	3.0%	2.1%	2.0%	1.6%	1.3%								**22.5%**
2010	$2,918	0.0%	4.1%	4.2%	4.0%	2.2%	2.0%	1.8%	1.5%									**19.9%**
2011	$1,938	0.0%	3.4%	4.9%	2.5%	2.2%	1.9%	1.7%										**16.6%**
2012	$1,129	0.0%	3.2%	4.0%	2.6%	2.1%	1.8%											**13.7%**
2013	$510	0.0%	3.1%	3.7%	2.6%	1.9%												**11.5%**
2014	$232	0.1%	4.2%	3.7%	1.9%													**9.9%**
2015	$106	0.1%	4.5%	4.4%														**9.0%**

Note: Data as of 09/30/17.
1. Undergraduate/Graduate loans marketed under the Signature Student Loan brand.
2. Periodic Defaults for the most recent calendar Year in Repayment are for a partial year.
3. Numerator is the amount of principal in each cohort that defaulted in each Year in Repayment. Denominator is the amount of disbursed principal for that Repayment Year.

Cohort Default Triangles

		Undergraduate/Graduate[1] With Co-signer															

| | Disbursed Principal Entering | Periodic Defaults by Years in Repayment [2,3] | | | | | | | | | | | | | | | | |
Repayment Year	Repayment ($m)	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	Total
1998	$6	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.6%	1.0%	0.4%	0.0%	0.2%	1.1%	0.1%	0.0%	0.0%	0.1%	**3.6%**
1999	$14	0.0%	0.0%	0.0%	0.0%	0.4%	0.1%	0.9%	0.4%	0.2%	0.1%	0.4%	0.0%	0.0%	0.1%	0.2%	0.2%	**3.1%**
2000	$38	0.0%	0.0%	0.0%	0.5%	0.6%	0.7%	0.8%	0.4%	0.7%	1.2%	0.8%	0.9%	0.2%	0.4%	0.1%	0.1%	**7.7%**
2001	$95	0.0%	0.0%	0.1%	0.8%	1.1%	0.7%	1.4%	1.1%	1.7%	1.4%	1.2%	1.0%	0.4%	0.3%	0.4%	0.2%	**11.7%**
2002	$208	0.0%	0.1%	0.2%	1.0%	0.9%	1.6%	1.0%	2.2%	1.7%	1.2%	0.8%	0.7%	0.5%	0.4%	0.3%	0.2%	**12.9%**
2003	$390	0.0%	0.1%	0.4%	0.7%	1.2%	1.2%	2.4%	2.1%	1.4%	0.9%	0.8%	0.6%	0.6%	0.4%	0.3%		**13.2%**
2004	$695	0.0%	0.2%	0.2%	1.4%	1.4%	2.7%	2.5%	1.6%	1.2%	1.0%	0.7%	0.6%	0.5%	0.4%			**14.5%**
2005	$955	0.0%	0.0%	0.3%	1.9%	3.3%	2.9%	2.0%	1.4%	1.1%	0.9%	0.7%	0.6%	0.5%				**15.4%**
2006	$1,284	0.0%	0.0%	1.0%	3.3%	3.4%	2.2%	1.6%	1.3%	1.1%	0.8%	0.8%	0.6%					**16.0%**
2007	$1,613	0.0%	0.2%	2.7%	4.1%	2.7%	1.8%	1.5%	1.3%	1.1%	0.9%	0.7%						**17.1%**
2008	$1,977	0.0%	1.5%	3.5%	3.4%	2.2%	1.9%	1.5%	1.4%	1.2%	1.0%							**17.6%**
2009	$2,242	0.0%	2.3%	2.8%	2.9%	2.2%	1.5%	1.5%	1.2%	1.1%								**15.5%**
2010	$1,931	0.0%	2.3%	2.6%	2.5%	1.6%	1.5%	1.4%	1.2%									**13.2%**
2011	$1,384	0.0%	1.8%	3.0%	1.6%	1.5%	1.4%	1.3%										**10.5%**
2012	$861	0.0%	1.8%	2.5%	1.8%	1.4%	1.2%											**8.8%**
2013	$391	0.0%	1.9%	2.5%	1.7%	1.4%												**7.5%**
2014	$178	0.1%	2.8%	2.8%	1.7%													**7.3%**
2015	$79	0.1%	2.8%	2.6%														**5.5%**

Note: Data as of 09/30/17.
1. Undergraduate/Graduate loans marketed under the Signature Student Loan brand.
2. Periodic Defaults for the most recent calendar Year in Repayment are for a partial year.
3. Numerator is the amount of principal in each cohort that defaulted in each Year in Repayment. Denominator is the amount of disbursed principal for that Repayment Year.

Cohort Default Triangles

	Disbursed Principal Entering Repayment ($m)	Periodic Defaults by Years in Repayment [2,3]																Total
Undergraduate/Graduate[1] Without Co-signer																		
Repayment Year		0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	
1998	$5	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%	0.2%	0.6%	0.4%	0.4%	3.1%	0.5%	0.8%	0.9%	0.0%	0.2%	**7.2%**
1999	$14	0.0%	0.0%	0.0%	0.3%	1.3%	1.1%	1.8%	0.4%	0.3%	1.8%	0.6%	0.5%	1.4%	0.6%	0.1%	0.6%	**10.8%**
2000	$34	0.0%	0.0%	0.0%	0.8%	1.9%	2.0%	0.6%	1.5%	2.3%	2.0%	1.1%	0.7%	0.7%	0.4%	0.5%	0.3%	**14.8%**
2001	$102	0.0%	0.0%	0.1%	1.8%	2.3%	1.4%	2.3%	1.5%	3.1%	2.3%	1.8%	0.8%	0.7%	0.4%	0.3%	0.2%	**19.0%**
2002	$203	0.0%	0.2%	0.3%	1.9%	2.2%	2.8%	2.6%	3.0%	2.7%	1.7%	1.3%	0.7%	0.7%	0.7%	0.4%	0.2%	**21.4%**
2003	$342	0.0%	0.3%	1.1%	2.0%	3.6%	2.8%	3.7%	3.3%	2.4%	1.6%	0.9%	0.7%	0.6%	0.4%	0.5%		**23.9%**
2004	$571	0.0%	0.4%	0.7%	4.3%	3.5%	5.1%	4.3%	2.4%	1.9%	1.4%	0.9%	1.1%	0.7%	0.5%			**27.2%**
2005	$839	0.0%	0.1%	1.1%	5.8%	6.9%	5.8%	3.0%	2.4%	1.8%	1.2%	1.0%	0.7%	0.6%				**30.4%**
2006	$1,103	0.0%	0.2%	3.7%	7.4%	7.2%	4.0%	2.7%	2.1%	1.5%	1.3%	0.9%	0.7%					**32.0%**
2007	$1,261	0.0%	1.0%	6.9%	8.6%	5.2%	3.2%	2.7%	2.0%	1.6%	1.2%	1.0%						**33.3%**
2008	$1,393	0.0%	4.8%	8.1%	7.2%	4.3%	3.5%	2.4%	2.2%	1.8%	1.3%							**35.6%**
2009	$1,322	0.0%	7.3%	6.9%	6.5%	4.4%	2.9%	2.8%	2.1%	1.6%								**34.5%**
2010	$987	0.0%	7.5%	7.4%	6.8%	3.5%	3.0%	2.7%	2.2%									**33.1%**
2011	$553	0.0%	7.5%	9.9%	4.7%	3.9%	3.1%	2.7%										**31.8%**
2012	$267	0.1%	7.7%	8.9%	5.3%	4.0%	3.5%											**29.6%**
2013	$119	0.1%	7.0%	7.9%	5.7%	3.7%												**24.4%**
2014	$54	0.1%	8.8%	6.8%	2.7%													**18.4%**
2015	$27	0.4%	9.3%	9.4%														**19.2%**

Note: Data as of 09/30/17.
1. Undergraduate/Graduate loans marketed under the Signature Student Loan brand.
2. Periodic Defaults for the most recent calendar Year in Repayment are for a partial year.
3. Numerator is the amount of principal in each cohort that defaulted in each Year in Repayment. Denominator is the amount of disbursed principal for that Repayment Year.

Cohort Default Triangles

Undergraduate/Graduate[1] Non-Profit																		
	Disbursed Principal Entering	Periodic Defaults by Years in Repayment [2,3]																
Repayment Year	Repayment ($m)	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	**Total**
1998	$11	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%	0.4%	0.4%	0.4%	0.2%	1.1%	0.7%	0.3%	0.4%	0.0%	0.1%	**4.2%**
1999	$26	0.0%	0.0%	0.0%	0.0%	0.8%	0.5%	1.2%	0.4%	0.3%	1.0%	0.5%	0.2%	0.5%	0.4%	0.1%	0.3%	**6.2%**
2000	$68	0.0%	0.0%	0.0%	0.6%	1.0%	1.4%	0.5%	0.9%	1.4%	1.3%	1.0%	0.8%	0.5%	0.4%	0.3%	0.2%	**10.3%**
2001	$180	0.0%	0.0%	0.1%	1.0%	1.3%	0.9%	1.6%	1.2%	2.4%	1.8%	1.5%	0.8%	0.6%	0.4%	0.3%	0.2%	**14.1%**
2002	$360	0.0%	0.2%	0.2%	1.2%	1.0%	1.8%	1.6%	2.3%	2.0%	1.3%	0.9%	0.6%	0.6%	0.5%	0.3%	0.2%	**14.7%**
2003	$630	0.0%	0.2%	0.6%	0.8%	1.8%	1.6%	2.6%	2.4%	1.7%	1.1%	0.8%	0.6%	0.6%	0.4%	0.3%		**15.5%**
2004	$1,006	0.0%	0.2%	0.2%	1.8%	1.6%	2.9%	2.7%	1.7%	1.3%	1.1%	0.7%	0.8%	0.5%	0.4%			**16.1%**
2005	$1,362	0.0%	0.0%	0.4%	2.4%	3.5%	3.2%	2.0%	1.6%	1.2%	0.9%	0.7%	0.6%	0.5%				**17.0%**
2006	$1,767	0.0%	0.1%	1.5%	3.5%	3.6%	2.4%	1.7%	1.4%	1.1%	0.9%	0.7%	0.5%					**17.5%**
2007	$2,104	0.0%	0.4%	3.4%	4.3%	2.8%	2.0%	1.7%	1.3%	1.2%	0.9%	0.7%						**18.8%**
2008	$2,458	0.0%	2.2%	3.9%	3.6%	2.5%	2.2%	1.6%	1.5%	1.3%	0.9%							**19.7%**
2009	$2,687	0.0%	3.2%	3.4%	3.5%	2.5%	1.8%	1.7%	1.3%	1.0%								**18.6%**
2010	$2,378	0.0%	3.4%	3.7%	3.4%	1.9%	1.8%	1.6%	1.4%									**17.4%**
2011	$1,665	0.0%	2.9%	4.3%	2.2%	2.0%	1.7%	1.5%										**14.6%**
2012	$1,003	0.0%	2.9%	3.6%	2.4%	1.9%	1.7%											**12.4%**
2013	$459	0.0%	2.8%	3.3%	2.4%	1.8%												**10.4%**
2014	$210	0.0%	3.8%	3.3%	1.7%													**8.9%**
2015	$97	0.1%	4.3%	3.9%														**8.3%**

Note: Data as of 09/30/17.

1. *Undergraduate/Graduate loans marketed under the Signature Student Loan brand.*
2. *Periodic Defaults for the most recent calendar Year in Repayment are for a partial year.*
3. *Numerator is the amount of principal in each cohort that defaulted in each Year in Repayment. Denominator is the amount of disbursed principal for that Repayment Year.*

Cohort Default Triangles

Undergraduate/Graduate[1] For-Profit

Repayment Year	Disbursed Principal Entering Repayment ($m)	**Periodic Defaults by Years in Repayment [2,3]**																
		0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	**Total**
1998	$0.41	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	11.7%	0.0%	0.0%	10.9%	3.5%	4.4%	0.0%	0.3%	0.0%	**30.8%**
1999	$2	0.0%	0.0%	0.0%	2.0%	1.3%	1.9%	4.4%	0.0%	0.0%	0.0%	0.0%	0.8%	4.8%	0.0%	0.8%	2.2%	**18.2%**
2000	$3	0.2%	0.0%	0.0%	0.4%	5.7%	1.0%	4.2%	2.8%	3.4%	6.3%	0.1%	1.5%	0.3%	0.1%	0.0%	0.5%	**26.4%**
2001	$16	0.0%	0.3%	0.2%	5.1%	5.4%	2.7%	4.1%	2.9%	2.6%	2.7%	1.9%	1.4%	0.5%	0.2%	0.7%	0.3%	**30.9%**
2002	$51	0.0%	0.1%	0.6%	3.6%	5.0%	4.7%	3.4%	4.7%	4.0%	2.7%	1.6%	1.1%	1.0%	1.1%	0.5%	0.3%	**34.5%**
2003	$102	0.0%	0.3%	1.8%	4.4%	5.5%	4.3%	5.4%	4.6%	2.7%	1.8%	1.2%	0.9%	0.8%	0.4%	0.7%		**34.6%**
2004	$260	0.0%	0.4%	1.1%	6.3%	5.1%	7.1%	6.0%	2.8%	2.4%	1.6%	1.2%	1.0%	0.7%	0.6%			**36.2%**
2005	$432	0.0%	0.1%	1.5%	8.0%	9.5%	7.7%	3.9%	2.8%	2.1%	1.5%	1.1%	0.9%	0.5%				**39.7%**
2006	$619	0.0%	0.3%	4.4%	10.0%	9.7%	4.8%	3.2%	2.4%	1.7%	1.4%	1.2%	1.0%					**40.1%**
2007	$770	0.0%	0.9%	7.7%	10.9%	6.5%	3.6%	2.8%	2.3%	1.8%	1.4%	1.0%						**39.0%**
2008	$912	0.0%	4.6%	9.5%	8.7%	4.6%	3.5%	2.7%	2.2%	1.9%	1.7%							**39.4%**
2009	$877	0.0%	7.0%	7.0%	6.4%	4.5%	2.9%	2.7%	2.2%	2.0%								**34.8%**
2010	$540	0.0%	6.9%	6.3%	6.5%	3.6%	2.9%	2.8%	2.1%									**31.0%**
2011	$273	0.1%	6.9%	8.8%	4.2%	3.3%	2.7%	2.6%										**28.6%**
2012	$125	0.0%	5.9%	7.7%	4.4%	3.5%	2.8%											**24.3%**
2013	$52	0.2%	5.8%	7.4%	4.8%	2.9%												**21.2%**
2014	$22	0.4%	7.6%	7.6%	3.9%													**19.5%**
2015	$9	1.1%	6.4%	9.3%														**16.8%**

Note: Data as of 09/30/17.

1. *Undergraduate/Graduate loans marketed under the Signature Student Loan brand.*
2. *Periodic Defaults for the most recent calendar Year in Repayment are for a partial year.*
3. *Numerator is the amount of principal in each cohort that defaulted in each Year in Repayment. Denominator is the amount of disbursed principal for that Repayment Year.*

		Undergraduate/Graduate[1] Loans, FICO 740-850[2]																
	Disbursed Principal Entering	Periodic Defaults by Years in Repayment [3,4]																
Repayment Year	Repayment ($m)	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	**Total**
1998	$3	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.2%	0.0%	0.4%	0.4%	0.9%	0.9%	0.0%	0.0%	0.0%	0.0%	**2.8%**
1999	$6	0.0%	0.0%	0.0%	0.0%	0.5%	0.3%	1.7%	0.5%	0.2%	0.2%	0.0%	0.2%	0.0%	0.4%	0.0%	0.8%	**4.9%**
2000	$22	0.0%	0.0%	0.0%	0.3%	0.4%	0.4%	0.2%	0.3%	1.0%	0.9%	0.4%	0.5%	0.0%	0.1%	0.1%	0.1%	**5.0%**
2001	$66	0.0%	0.0%	0.1%	0.6%	0.4%	0.4%	1.0%	0.8%	1.0%	0.7%	0.7%	0.7%	0.4%	0.3%	0.3%	0.1%	**7.4%**
2002	$143	0.0%	0.2%	0.1%	0.6%	0.5%	0.8%	0.7%	1.3%	1.0%	0.6%	0.5%	0.5%	0.3%	0.4%	0.2%	0.1%	**7.8%**
2003	$260	0.0%	0.1%	0.3%	0.5%	0.7%	0.9%	1.3%	1.5%	0.9%	0.7%	0.6%	0.4%	0.4%	0.2%	0.2%		**8.7%**
2004	$462	0.0%	0.2%	0.2%	0.9%	0.9%	1.6%	1.5%	1.0%	0.9%	0.7%	0.5%	0.5%	0.3%	0.2%			**9.4%**
2005	$645	0.0%	0.0%	0.2%	1.3%	1.9%	1.8%	1.2%	1.0%	0.7%	0.7%	0.5%	0.4%	0.3%				**10.0%**
2006	$862	0.0%	0.0%	0.7%	1.9%	1.9%	1.3%	0.9%	0.9%	0.7%	0.6%	0.6%	0.4%					**9.9%**
2007	$1,044	0.0%	0.2%	1.3%	1.9%	1.4%	1.2%	1.0%	0.9%	0.7%	0.6%	0.5%						**9.7%**
2008	$1,225	0.0%	0.8%	1.7%	1.7%	1.3%	1.1%	0.9%	0.9%	0.7%	0.6%							**9.6%**
2009	$1,398	0.0%	1.3%	1.5%	1.6%	1.4%	0.9%	0.9%	0.7%	0.7%								**9.0%**
2010	$1,222	0.0%	1.5%	1.6%	1.7%	1.2%	1.0%	0.9%	0.8%									**8.7%**
2011	$844	0.0%	1.2%	1.9%	1.1%	1.0%	1.0%	0.9%										**7.1%**
2012	$511	0.0%	1.3%	1.6%	1.2%	1.0%	0.9%											**5.9%**
2013	$235	0.0%	1.3%	1.9%	1.0%	1.2%												**5.5%**
2014	$105	0.0%	1.9%	2.2%	0.9%													**5.1%**
2015	$46	0.1%	2.4%	1.3%														**3.8%**

Note: Data as of 09/30/17.
1. Undergraduate/Graduate loans marketed under the Signature Student Loan brand.
2. FICO scores are based on the greater of the borrower and co-borrower scores as of a date near the loan application.
3. Periodic Defaults for the most recent calendar Year in Repayment are for a partial year.
4. Numerator is the amount of principal in each cohort that defaulted in each Year in Repayment. Denominator is the amount of disbursed principal for that Repayment Year.

Cohort Default Triangles

	Disbursed Principal Entering	Periodic Defaults by Years in Repayment [3,4]																
Repayment Year	Repayment ($m)	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	**Total**
1998	$3	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.5%	2.2%	0.0%	0.0%	0.0%	0.0%	0.1%	0.8%	0.0%	0.0%	**3.6%**
1999	$8	0.0%	0.0%	0.0%	0.0%	0.5%	0.4%	0.7%	0.0%	0.3%	1.5%	0.7%	0.1%	0.8%	0.1%	0.0%	0.1%	**5.1%**
2000	$21	0.0%	0.0%	0.0%	0.4%	0.7%	1.3%	0.8%	1.0%	0.8%	1.3%	0.7%	0.6%	0.4%	0.7%	0.2%	0.0%	**9.0%**
2001	$56	0.0%	0.1%	0.1%	1.0%	1.4%	0.6%	1.4%	0.9%	2.0%	1.4%	1.2%	0.9%	0.5%	0.3%	0.3%	0.2%	**12.4%**
2002	$116	0.0%	0.1%	0.2%	1.2%	1.2%	2.0%	1.5%	2.4%	1.6%	1.4%	0.9%	0.5%	0.4%	0.5%	0.3%	0.3%	**14.4%**
2003	$204	0.0%	0.2%	0.6%	1.0%	1.7%	1.6%	2.6%	2.0%	1.8%	1.2%	0.8%	0.6%	0.6%	0.3%	0.3%		**15.3%**
2004	$351	0.0%	0.2%	0.3%	2.0%	1.9%	3.1%	3.1%	1.9%	1.5%	1.1%	0.7%	0.7%	0.5%	0.4%			**17.4%**
2005	$495	0.0%	0.1%	0.5%	2.6%	4.1%	3.5%	2.4%	1.8%	1.3%	0.9%	0.7%	0.6%	0.6%				**19.1%**
2006	$632	0.0%	0.1%	1.6%	4.0%	4.4%	2.8%	1.9%	1.4%	1.1%	0.9%	0.7%	0.6%					**19.5%**
2007	$734	0.0%	0.4%	3.3%	4.8%	3.2%	1.9%	1.8%	1.4%	1.2%	0.9%	0.7%						**19.6%**
2008	$849	0.0%	2.1%	4.3%	4.0%	2.7%	2.2%	1.6%	1.4%	1.3%	1.0%							**20.7%**
2009	$921	0.0%	3.3%	3.7%	3.8%	2.8%	1.9%	1.8%	1.5%	1.1%								**19.8%**
2010	$749	0.0%	3.6%	3.9%	3.6%	2.1%	1.8%	1.7%	1.5%									**18.2%**
2011	$488	0.0%	3.0%	4.4%	2.3%	2.2%	1.6%	1.7%										**15.3%**
2012	$284	0.1%	2.8%	3.6%	2.4%	2.2%	1.6%											**12.6%**
2013	$127	0.0%	2.5%	3.2%	2.4%	1.6%												**9.8%**
2014	$59	0.1%	3.6%	3.6%	2.1%													**9.4%**
2015	$27	0.1%	4.1%	4.3%														**8.5%**

Undergraduate/Graduate[1] Loans, FICO 700-739[2]

Note: Data as of 09/30/17.
1. Undergraduate/Graduate loans marketed under the Signature Student Loan brand.
2. FICO scores are based on the greater of the borrower and co-borrower scores as of a date near the loan application.
3. Periodic Defaults for the most recent calendar Year in Repayment are for a partial year.
4. Numerator is the amount of principal in each cohort that defaulted in each Year in Repayment. Denominator is the amount of disbursed principal for that Repayment Year.

Cohort Default Triangles

	Disbursed Principal Entering	Periodic Defaults by Years in Repayment [3,4]																
Repayment Year	Repayment ($m)	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	**Total**
1998	$3	0.0%	0.0%	0.0%	0.0%	0.0%	0.6%	0.6%	0.3%	0.5%	0.3%	2.8%	0.0%	0.5%	0.5%	0.1%	0.3%	**6.4%**
1999	$7	0.0%	0.0%	0.0%	0.5%	1.4%	0.5%	1.3%	0.3%	0.3%	0.1%	0.7%	0.5%	1.3%	0.4%	0.0%	0.5%	**7.8%**
2000	$14	0.0%	0.0%	0.0%	0.9%	1.5%	1.9%	0.3%	1.2%	0.9%	1.4%	1.3%	1.0%	0.9%	0.4%	0.7%	0.2%	**12.7%**
2001	$39	0.0%	0.0%	0.1%	1.4%	2.4%	1.6%	2.0%	1.6%	2.7%	2.9%	2.0%	0.8%	0.6%	0.3%	0.4%	0.2%	**19.1%**
2002	$80	0.0%	0.2%	0.3%	1.8%	2.2%	2.5%	2.6%	3.2%	2.9%	1.6%	1.2%	0.9%	0.7%	0.6%	0.4%	0.3%	**21.6%**
2003	$141	0.0%	0.1%	0.9%	1.7%	3.2%	2.4%	3.9%	3.4%	2.2%	1.5%	0.8%	0.7%	0.8%	0.5%	0.6%		**22.7%**
2004	$242	0.0%	0.3%	0.6%	3.6%	2.9%	4.9%	4.2%	2.4%	1.8%	1.4%	0.9%	1.1%	0.6%	0.5%			**25.3%**
2005	$339	0.0%	0.1%	0.8%	5.1%	6.1%	5.6%	3.3%	2.0%	1.8%	1.3%	0.9%	0.7%	0.5%				**28.4%**
2006	$464	0.0%	0.2%	3.2%	6.8%	6.7%	3.9%	2.7%	2.1%	1.5%	1.4%	1.1%	0.8%					**30.5%**
2007	$576	0.0%	0.8%	6.3%	8.4%	5.4%	3.4%	2.7%	2.0%	1.7%	1.2%	1.0%						**33.0%**
2008	$690	0.0%	4.1%	7.7%	7.2%	4.1%	3.3%	2.5%	2.3%	1.9%	1.4%							**34.7%**
2009	$703	0.0%	6.1%	6.4%	6.4%	4.3%	2.9%	2.9%	2.3%	1.6%								**33.0%**
2010	$557	0.0%	6.4%	6.5%	6.0%	3.1%	3.1%	2.6%	2.0%									**29.7%**
2011	$361	0.0%	5.2%	8.2%	4.0%	3.2%	2.9%	2.4%										**25.9%**
2012	$201	0.1%	5.0%	6.7%	4.2%	3.1%	2.8%											**21.9%**
2013	$90	0.0%	5.2%	6.1%	4.3%	3.0%												**18.6%**
2014	$42	0.1%	6.3%	5.7%	3.1%													**15.2%**
2015	$19	0.4%	5.8%	6.3%														**12.5%**

Undergraduate/Graduate[1] Loans, FICO 670-699[2]

Note: Data as of 09/30/17.
1. Undergraduate/Graduate loans marketed under the Signature Student Loan brand.
2. FICO scores are based on the greater of the borrower and co-borrower scores as of a date near the loan application.
3. Periodic Defaults for the most recent calendar Year in Repayment are for a partial year.
4. Numerator is the amount of principal in each cohort that defaulted in each Year in Repayment. Denominator is the amount of disbursed principal for that Repayment Year.

Cohort Default Triangles

		Periodic Defaults by Years in Repayment [3,4]																
Undergraduate/Graduate[1] Loans, FICO 640-669[2]																		
Repayment Year	Disbursed Principal Entering Repayment ($m)	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	**Total**
1998	$2	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%	0.5%	0.8%	0.0%	2.9%	2.8%	1.3%	0.2%	0.0%	0.3%	**9.0%**
1999	$6	0.0%	0.0%	0.0%	0.0%	1.1%	1.2%	2.2%	0.8%	0.3%	2.1%	0.5%	0.1%	0.7%	0.5%	0.6%	0.5%	**10.6%**
2000	$14	0.0%	0.0%	0.0%	1.3%	3.0%	2.2%	1.7%	1.6%	3.7%	2.9%	1.8%	1.5%	0.7%	0.5%	0.3%	0.6%	**21.8%**
2001	$35	0.0%	0.0%	0.2%	3.0%	3.8%	2.3%	3.9%	2.8%	5.4%	3.6%	2.8%	1.3%	0.9%	0.6%	0.4%	0.6%	**31.7%**
2002	$71	0.0%	0.2%	0.5%	3.3%	3.3%	5.0%	3.7%	4.9%	4.9%	2.9%	2.0%	1.3%	1.5%	1.0%	0.6%	0.3%	**35.3%**
2003	$127	0.0%	0.3%	1.8%	3.3%	5.4%	4.3%	6.0%	5.3%	3.5%	2.2%	1.4%	1.2%	1.0%	0.8%	0.8%		**37.2%**
2004	$211	0.0%	0.5%	0.9%	6.7%	5.6%	8.4%	6.7%	3.6%	2.8%	2.1%	1.6%	1.6%	1.1%	0.8%			**42.5%**
2005	$315	0.0%	0.1%	1.6%	8.8%	11.3%	9.0%	4.4%	3.6%	2.7%	1.7%	1.5%	1.2%	0.9%				**46.7%**
2006	$429	0.0%	0.3%	5.5%	12.0%	11.1%	5.8%	4.1%	3.3%	2.3%	1.8%	1.3%	1.0%					**48.5%**
2007	$520	0.0%	1.3%	10.6%	13.4%	7.8%	4.6%	3.8%	2.9%	2.4%	1.9%	1.4%						**50.2%**
2008	$606	0.0%	6.7%	11.8%	10.4%	6.1%	4.9%	3.6%	3.3%	2.6%	2.1%							**51.6%**
2009	$542	0.0%	10.5%	9.7%	8.9%	5.9%	4.1%	3.9%	3.0%	2.6%								**48.6%**
2010	$390	0.0%	9.9%	9.6%	9.0%	4.6%	4.2%	3.9%	3.1%									**44.4%**
2011	$244	0.0%	9.3%	11.9%	5.4%	4.4%	4.1%	3.3%										**38.4%**
2012	$133	0.0%	8.5%	10.4%	6.2%	4.4%	4.1%											**33.6%**
2013	$59	0.1%	8.3%	8.5%	7.2%	4.0%												**28.1%**
2014	$27	0.3%	10.7%	6.8%	3.3%													**21.2%**
2015	$14	0.2%	10.5%	11.8%														**22.5%**

Note: Data as of 09/30/17.
1. Undergraduate/Graduate loans marketed under the Signature Student Loan brand.
2. FICO scores are based on the greater of the borrower and co-borrower scores as of a date near the loan application.
3. Periodic Defaults for the most recent calendar Year in Repayment are for a partial year.
4. Numerator is the amount of principal in each cohort that defaulted in each Year in Repayment. Denominator is the amount of disbursed principal for that Repayment Year.

Cohort Default Triangles

Private Consolidation Loans With Co-signer

Repayment Year	Disbursed Principal Entering Repayment ($m)	Periodic Defaults by Years in Repayment [1,2]												Total
		0	1	2	3	4	5	6	7	8	9	10	11	
2006	$249	0.0%	0.1%	0.1%	0.5%	0.6%	0.6%	0.4%	0.3%	0.4%	0.4%	0.4%	0.3%	**4.0%**
2007	$675	0.0%	0.0%	0.2%	0.4%	0.6%	0.5%	0.4%	0.5%	0.3%	0.4%	0.3%		**3.5%**
2008	$376	0.0%	0.1%	0.4%	0.7%	0.6%	0.6%	0.5%	0.3%	0.3%	0.5%			**4.1%**

Private Consolidation Loans Without Co-signer

Repayment Year	Disbursed Principal Entering Repayment ($m)	Periodic Defaults by Years in Repayment [1,2]												Total
		0	1	2	3	4	5	6	7	8	9	10	11	
2006	$125	0.0%	0.4%	0.9%	1.4%	1.8%	1.5%	1.0%	1.1%	1.1%	0.5%	0.7%	0.5%	**11.0%**
2007	$295	0.0%	0.0%	0.9%	1.0%	1.3%	1.0%	1.0%	0.8%	0.6%	0.7%	0.6%		**7.8%**
2008	$133	0.0%	0.2%	1.7%	2.1%	1.8%	1.8%	1.9%	1.1%	1.0%	0.3%			**11.9%**

Note: Data as of 09/30/17.
1. Periodic Defaults for the most recent calendar Year in Repayment are for a partial year.
2. Numerator is the amount of principal in each cohort that defaulted in each Year in Repayment. Denominator is the amount of disbursed principal for that Repayment Year.

Cohort Default Triangles

DTC With Co-signer

Repayment Year	Disbursed Principal Entering Repayment ($m)	Periodic Defaults by Years in Repayment [1,2]														Total
		0	1	2	3	4	5	6	7	8	9	10	11	12	13	
2004	$10	0.0%	0.0%	0.1%	0.1%	0.4%	1.3%	0.6%	0.6%	0.0%	0.1%	0.0%	0.2%	0.1%	0.9%	**4.4%**
2005	$90	0.0%	0.2%	1.2%	0.9%	2.1%	2.9%	1.6%	1.4%	1.3%	1.3%	0.8%	0.4%	0.5%		**14.5%**
2006	$207	0.0%	1.1%	2.8%	5.9%	6.1%	3.7%	2.9%	2.6%	1.4%	1.4%	1.3%	1.0%			**30.2%**
2007	$362	0.0%	0.7%	6.4%	7.9%	5.2%	3.5%	3.5%	2.6%	2.2%	1.5%	1.3%				**34.7%**
2008	$535	0.0%	3.9%	7.8%	6.4%	4.6%	3.8%	3.0%	2.7%	1.9%	1.6%					**35.7%**
2009	$531	0.0%	5.0%	5.0%	5.3%	4.2%	3.2%	2.9%	2.6%	2.3%						**30.5%**
2010	$414	0.0%	4.8%	5.3%	6.1%	3.6%	3.5%	3.1%	2.9%							**29.3%**
2011	$254	0.1%	4.9%	6.8%	4.7%	3.7%	3.9%	3.5%								**27.6%**
2012	$137	0.0%	3.9%	6.2%	5.8%	5.4%	4.6%									**26.0%**
2013	$25	0.0%	1.4%	3.4%	4.9%	2.7%										**12.3%**

DTC Without Co-signer

Repayment Year	Disbursed Principal Entering Repayment ($m)	Periodic Defaults by Years in Repayment [1,2]														Total
		0	1	2	3	4	5	6	7	8	9	10	11	12	13	
2004	$3	0.0%	1.1%	1.9%	2.2%	0.4%	4.7%	2.1%	3.3%	0.8%	2.9%	1.2%	0.0%	0.0%	0.7%	**21.3%**
2005	$29	0.0%	1.5%	3.4%	3.1%	5.5%	6.9%	3.8%	1.7%	2.3%	2.6%	0.7%	0.7%	0.3%		**32.6%**
2006	$113	0.0%	2.6%	4.1%	8.7%	8.9%	5.3%	3.2%	3.0%	2.3%	1.7%	1.5%	1.3%			**42.8%**
2007	$270	0.0%	1.4%	8.4%	10.5%	6.4%	4.9%	4.2%	2.9%	2.2%	1.5%	1.1%				**43.7%**
2008	$432	0.0%	5.3%	10.4%	8.9%	5.8%	5.2%	3.4%	3.0%	2.4%	1.7%					**46.1%**
2009	$377	0.0%	8.6%	8.5%	9.2%	6.4%	4.1%	4.4%	2.7%	2.4%						**46.3%**
2010	$250	0.1%	10.4%	9.4%	10.6%	5.7%	4.6%	4.8%	4.0%							**49.4%**
2011	$149	0.1%	9.7%	12.9%	7.6%	6.3%	6.0%	6.3%								**48.9%**
2012	$79	0.1%	6.6%	9.7%	9.0%	8.8%	7.3%									**41.4%**
2013	$5	0.0%	4.2%	4.6%	7.1%	4.5%										**20.4%**

Note: Data as of 09/30/17.
1. *Periodic Defaults for the most recent calendar Year in Repayment are for a partial year.*
2. *Numerator is the amount of principal in each cohort that defaulted in each Year in Repayment. Denominator is the amount of disbursed principal for that Repayment Year.*

Cohort Default Triangles

DTC Loans, FICO 740-850[1]

Repayment Year	Disbursed Principal Entering Repayment ($m)	Periodic Defaults by Years in Repayment [2,3]														Total
		0	1	2	3	4	5	6	7	8	9	10	11	12	13	
2004	$5	0.0%	0.0%	0.1%	0.0%	0.0%	0.2%	0.4%	1.0%	0.0%	0.0%	0.0%	0.2%	0.0%	0.5%	**2.3%**
2005	$39	0.0%	0.2%	0.7%	1.1%	1.4%	2.7%	1.1%	0.6%	0.6%	0.8%	0.4%	0.2%	0.4%		**10.3%**
2006	$94	0.0%	0.7%	1.3%	3.6%	3.1%	1.7%	1.6%	1.1%	1.1%	0.8%	0.7%	0.9%			**16.5%**
2007	$167	0.0%	0.4%	3.5%	4.1%	2.9%	1.7%	1.9%	1.3%	1.2%	0.7%	0.7%				**18.4%**
2008	$253	0.0%	2.0%	3.9%	3.3%	2.2%	1.7%	1.9%	1.4%	0.9%	0.9%					**18.2%**
2009	$304	0.0%	2.9%	3.1%	2.9%	2.6%	1.9%	1.8%	1.4%	1.3%						**17.8%**
2010	$230	0.0%	3.1%	3.0%	3.5%	2.3%	2.0%	2.1%	1.5%							**17.5%**
2011	$144	0.1%	3.2%	4.1%	2.9%	1.8%	2.2%	1.9%								**16.3%**
2012	$78	0.0%	3.3%	4.4%	3.7%	3.1%	2.0%									**16.5%**
2013	$25	0.0%	1.8%	2.8%	4.6%	3.3%										**12.4%**

DTC Loans, FICO 700-739[1]

Repayment Year	Disbursed Principal Entering Repayment ($m)	Periodic Defaults by Years in Repayment [2,3]														Total
		0	1	2	3	4	5	6	7	8	9	10	11	12	13	
2004	$3	0.0%	0.0%	1.1%	0.0%	0.0%	1.5%	1.8%	0.0%	0.7%	2.8%	0.0%	0.5%	0.0%	1.4%	**9.8%**
2005	$28	0.0%	0.4%	1.0%	1.1%	2.0%	3.0%	1.5%	1.5%	0.9%	1.2%	0.5%	0.6%	0.2%		**14.0%**
2006	$69	0.0%	1.2%	2.4%	5.3%	4.8%	3.8%	2.6%	2.9%	1.7%	1.1%	1.1%	0.8%			**27.6%**
2007	$138	0.0%	0.7%	5.3%	7.2%	4.5%	3.2%	3.1%	2.4%	1.5%	1.2%	1.2%				**30.2%**
2008	$213	0.0%	3.6%	7.6%	6.2%	4.0%	3.8%	2.7%	2.2%	1.8%	1.4%					**33.4%**
2009	$196	0.0%	5.4%	5.6%	6.3%	4.9%	3.1%	2.9%	2.3%	2.1%						**32.7%**
2010	$138	0.1%	6.0%	6.0%	6.9%	3.8%	3.9%	2.9%	3.0%							**32.6%**
2011	$80	0.1%	6.3%	8.6%	4.7%	4.8%	3.5%	3.8%								**31.8%**
2012	$43	0.0%	4.7%	7.9%	6.1%	6.1%	5.3%									**30.1%**
2013	$5	0.0%	2.1%	6.5%	8.2%	2.3%										**19.0%**

Note: Data as of 09/30/17.
1. FICO scores are based on the greater of the borrower and co-borrower scores as of a date near the loan application.
2. Periodic Defaults for the most recent calendar Year in Repayment are for a partial year.
3. Numerator is the amount of principal in each cohort that defaulted in each Year in Repayment. Denominator is the amount of disbursed principal for that Repayment Year.

Cohort Default Triangles

DTC Loans, FICO 670-699[1]

Repayment Year	Disbursed Principal Entering Repayment ($m)	0	1	2	3	4	5	6	7	8	9	10	11	12	13	Total
		Periodic Defaults by Years in Repayment [2,3]														
2004	$3	0.0%	0.0%	0.2%	0.9%	0.4%	3.0%	1.2%	1.7%	0.1%	0.5%	0.0%	0.0%	0.0%	0.0%	8.1%
2005	$25	0.0%	0.4%	2.0%	1.8%	3.0%	4.2%	2.6%	1.5%	2.1%	1.3%	1.3%	0.6%	0.6%		21.5%
2006	$70	0.0%	1.5%	3.8%	8.5%	8.8%	5.1%	3.2%	3.4%	1.6%	1.7%	1.3%	1.3%			40.2%
2007	$143	0.0%	1.3%	8.0%	10.5%	6.3%	5.2%	3.8%	3.3%	2.2%	1.8%	1.4%				43.9%
2008	$225	0.0%	5.1%	10.1%	8.9%	6.3%	5.2%	3.5%	3.3%	2.3%	1.8%					46.5%
2009	$189	0.0%	8.3%	8.1%	8.4%	6.0%	4.3%	4.5%	3.3%	3.3%						46.1%
2010	$134	0.0%	8.9%	8.6%	10.3%	5.2%	4.5%	4.7%	4.0%							46.1%
2011	$79	0.1%	8.4%	10.9%	7.1%	6.5%	6.3%	5.6%								44.9%
2012	$43	0.0%	5.6%	9.1%	9.7%	8.7%	7.4%									40.5%
2013	$0.32	0.0%	0.0%	2.8%	7.1%	0.0%										9.8%

DTC Loans, FICO 640-669[1]

Repayment Year	Disbursed Principal Entering Repayment ($m)	0	1	2	3	4	5	6	7	8	9	10	11	12	13	Total
		Periodic Defaults by Years in Repayment [2,3]														
2004	$3	0.0%	1.1%	1.1%	1.7%	1.5%	5.1%	0.9%	2.3%	0.0%	0.3%	1.3%	0.0%	0.2%	1.7%	17.3%
2005	$27	0.0%	1.0%	3.6%	2.0%	5.9%	5.9%	4.0%	2.7%	3.0%	3.3%	1.1%	0.8%	0.7%		34.0%
2006	$86	0.0%	3.1%	5.7%	10.5%	11.9%	6.8%	4.7%	3.8%	2.6%	2.6%	2.3%	1.5%			55.4%
2007	$184	0.0%	1.6%	11.5%	13.7%	8.6%	6.1%	6.0%	3.9%	3.6%	2.4%	1.5%				58.9%
2008	$276	0.0%	7.1%	13.8%	11.3%	7.7%	6.7%	4.3%	4.2%	3.4%	2.4%					61.1%
2009	$218	0.0%	10.9%	10.7%	11.7%	8.2%	5.6%	5.5%	4.1%	3.2%						60.1%
2010	$162	0.0%	11.6%	11.5%	12.5%	7.2%	6.0%	6.0%	5.5%							60.4%
2011	$100	0.1%	10.5%	14.9%	9.7%	7.1%	7.9%	7.9%								58.2%
2012	$51	0.2%	6.9%	10.5%	10.4%	10.8%	9.6%									48.4%
2013	$1	0.0%	5.5%	14.4%	11.5%	0.0%										31.4%

Note: Data as of 09/30/17.
1. FICO scores are based on the greater of the borrower and co-borrower scores as of a date near the loan application.
2. Periodic Defaults for the most recent calendar Year in Repayment are for a partial year.
3. Numerator is the amount of principal in each cohort that defaulted in each Year in Repayment. Denominator is the amount of disbursed principal for that Repayment Year.

Cohort Default Triangles

Career Training Loans[1]

Repayment Year	Disbursed Principal Entering Repayment ($m)	Periodic Defaults by Years in Repayment [2,3]															Total
		0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	
2003	$389	0.0%	0.6%	1.9%	2.1%	2.3%	1.7%	1.6%	1.2%	0.9%	0.6%	0.4%	0.3%	0.2%	0.1%	0.1%	**14.1%**
2004	$510	0.0%	0.5%	2.0%	2.9%	2.1%	2.2%	1.9%	1.3%	0.9%	0.6%	0.4%	0.4%	0.2%	0.1%		**15.5%**
2005	$664	0.0%	0.4%	2.8%	2.7%	2.9%	2.4%	1.7%	1.1%	0.9%	0.7%	0.5%	0.3%	0.2%			**16.6%**
2006	$772	0.0%	0.6%	3.1%	4.1%	3.6%	2.4%	1.7%	1.1%	0.9%	0.7%	0.5%	0.4%				**19.1%**
2007	$808	0.0%	0.7%	4.3%	4.5%	3.2%	2.0%	1.4%	1.2%	0.8%	0.6%	0.5%					**19.1%**
2008	$635	0.0%	0.7%	4.6%	3.8%	2.3%	1.6%	1.4%	1.1%	0.8%	0.6%						**16.9%**
2009	$173	0.0%	0.3%	2.3%	2.3%	1.5%	1.2%	1.0%	0.8%	0.7%							**10.0%**
2010	$19	0.0%	0.6%	1.2%	1.1%	0.5%	0.7%	0.6%	0.7%								**5.3%**

Note: Data as of 09/30/17.
1. *FICO scores are based on the greater of the borrower and co-borrower scores as of a date near the loan application.*
2. *Periodic Defaults for the most recent calendar Year in Repayment are for a partial year.*
3. *Numerator is the amount of principal in each cohort that defaulted in each Year in Repayment. Denominator is the amount of disbursed principal for that Repayment Year.*

Navient Corporation Appendix

GAAP Results

(In millions, except per share amounts)	3Q 17	2Q 17	3Q 16
Net income	$176	$112	$230
EPS	$0.64	$0.39	$0.73
Operating expenses	$238	$230	$228
Provision	$105	$105	$106
Average Student Loans	$109,367	$108,435	$116,450

Differences between "Core Earnings" and GAAP

"Core Earnings" adjustments to GAAP: (Dollars in Millions)	Quarters Ended		
	Sep. 30, 2017	Jun. 30, 2017	Sep. 30, 2016
"Core Earnings" net income	$152	$123	$157
Net impact of derivative accounting	36	(15)	139
Net impact of goodwill and acquired intangible assets	(6)	(6)	(12)
Net income tax effect	(6)	10	(54)
Total "Core Earnings" adjustments to GAAP	24	(11)	73
GAAP net income	$176	$112	$230

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- **NAVI / SLM student loan trust data (Debt/asset backed securities – NAVI / SLM Student Loan Trusts)**
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